File No. 82-2683

Wolters Kluwer

06010578

Contact: Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer TAL

+1 847 267 7153

leslie.bonacum@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv

+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer Appoints Paul Jensen as Vice President, Content and Platform Management, for North America

Amsterdam (January 31, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, today announced it has appointed Paul Jensen as Vice President, Content and Platform Management for Wolters Kluwer North America Shared Services.

In this newly created role within the Wolters Kluwer's North America Shared Services organization, Mr. Jensen is responsible for developing and setting enterprise-wide strategies and business priorities for content and publishing activities across Wolters Kluwer North America businesses. In collaboration with business and technology colleagues in both North America and Europe, he will work to develop, execute and manage an overall migration to next-generation platforms and tools for content management and delivery.

"Paul's extensive background in both technology and business leadership make him uniquely qualified to act as a bridge between customer units and technology groups as we move to a new, global platform for Wolters Kluwer content," said Christopher Cartwright, CEO, Wolters Kluwer North America Shared Services.

Mr. Jensen's background includes over ten years with The Thomson Corporation in a variety of roles. As Chief Technical Officer at RIA, he led the product design and technology development of the Checkpoint online research platform and designed and managed the XML/SGML based database publishing system that automated authoring and production of print and electronic services. Since leaving Thomson, Mr. Jensen held a variety of general management and consulting roles in venture capital-backed start-ups, including the position of CEO/President of MindGarden.com, a provider of complex, web-based psychological assessments and tools. He holds an MBA from Columbia University.

Mr. Jensen is based in Riverwoods, Ill., headquarters for Wolters Kluwer North America Shared Services, and reports to Vice President of Business Operations and Transformation, Martin Bush.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext

Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.